U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                    GULF AND ORIENT STEAMSHIP COMPANY, LTD.
                    ---------------------------------------
        (Name of Small Business Issuer as specified in its charter)

           COLORADO                                  84-1344320
           --------                                  ----------
(State or other jurisdiction of               (I.R.S. Employer I.D. No.)
        incorporation)


                          601 South State Street
                        Salt Lake City, Utah 84101
                        --------------------------
                  (Address of Principal Executive Office)

      Issuer's Telephone Number, including Area Code: (801) 359-2035

Securities registered pursuant to Section 12(b) of the Act: None
Name of each exchange on which registered:                  None
Securities registered pursuant to Section 12(g) of the Act:

                        No Par Value Common Stock
                        -------------------------
                             Title of Class

                                  PART I

Item 1. Description of Business.

                           Business Development

                               Organization

Gulf & Orient Steamship Company, Ltd. ("Gulf and Orient," our "Company," "we," "us," and "our" or words of similar import) was incorporated in Colorado on May 9, 1996, with an authorized capital of 55,000,000 shares comprised of 50,000,000 shares of common stock, and 5,000,000 shares of non-voting preferred stock, both with no par value per share. We were formed for the primary purpose of engaging in the business of marine transportation and to provide ocean going shipping of goods internationally.

In May of 1996, we issued "restricted securities" (common stock) at our inception, and conducted an offerings under Rule 504 of Regulation D of the Securities and Exchange Commission. This offering was conducted in accordance with Section 11-51-308(1)(p) of the Colorado Revised Statutes that allows "public solicitation" of "accredited investors."

Our proposed business operations were unsuccessful, and we have had no business operations since 1996.

Copies of our Articles of Incorporation and our By-Laws are attached hereto and incorporated herein by reference. See Part III, Item 1.

We are voluntarily filing this Registration Statement so that we can become a "reporting issuer" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); that will allow us to seek to have our common stock publicly quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), instead of the "Pink Sheets," where our common stock is currently quoted under the symbol "GLFO." We cannot ensure that we will be successful in obtaining quotations of our common stock on the OTC Bulletin Board. Our management believes that being a reporting issuer will facilitate this process for us. Presently, the NASD requires companies seeking quotations on the OTC Bulletin Board to be reporting issuers, and management also believes that in the present corporate regulatory climate, being a reporting issuer will soon become a requirement for every nationally recognized medium on which securities of companies are publicly traded. The information required to be filed by us with the Securities and Exchange Commission as a reporting issuer may also provide us with some credibility when seeking to acquire businesses or other acquisition opportunities in the future. There is currently no "established trading market" for our shares of common stock.

                                 Business

We were originally organized for the primary purpose of engaging in the business of marine transportation and to provide ocean going shipping of goods internationally; and since 1996, and currently, we have no business operations.

Our Company's plan of operation for the next 12 months is to:(i)consider guidelines of industries in which we may have an interest;(ii) adopt a business plan regarding engaging in the business of any selected industry; and
(iii) to commence such operations through funding and/or the acquisition of a "going concern" that is engaged in any industry selected. Accordingly, we are deemed to be a "blank check," or "shell company," as defined in Rule 12b-2 promulgated under the Exchange Act by the Securities and Exchange Commission.

When and if we will select either an industry or business in which to engage in or complete an acquisition of any kind is presently unknown, and will depend upon many factors, including but not limited to, those that are outlined below.

We are not currently engaged in any substantive business activity, and we have no plans to engage in any such activity in the foreseeable future. In our present form, we may be deemed to be a vehicle to acquire or merge with a business or company. Regardless, the commencement of any business opportunity will be preceded by the consideration and adoption of a business plan by our Board of Directors. We do not intend to restrict our search for business opportunities to any particular business or industry, and the areas in which we will seek out business opportunities or acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. We recognize that the number of suitable potential business ventures that may be available to us will be extremely limited, and may be restricted, as to acquisitions, reorganizations and mergers, to entities who desire to avoid what such entities may deem to be the adverse factors related to an initial public offering ("IPO") as a method of going public. The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations and federal and state agencies that implement such laws, rules and regulations. Recent amendments to Form 8-K by the Securities and Exchange Commission regarding shell companies and transactions with shell companies that require the filing of all information about an acquired company that would have been required to have been filed had any such company filed a Form 10 or 10-SB Registration Statement with the Securities and Exchange Commission, along with required audited, interim and proforma financial statements, within four business days of the closing of any such transaction, may eliminate many of the perceived advantages of these types of transactions. These types of transactions are customarily referred to as "reverse" reorganizations in which the acquired company's shareholders become controlling shareholders in the acquiring company and the acquiring company becomes the successor to the business operations of the acquired company. These new regulations also deny the use of Form S-8 for the registration of securities of a shell company, and limit the use of this Form to a reorganized shell company until the expiration of 60 days from when any such entity is no longer considered to be a shell company. This prohibition could further restrict opportunities for us to acquire companies that may already have stock option plans in place that cover numerous employees. In such an instance, there may be no exemption from registration for the issuance of securities in any business combination to these employees, thereby necessitating the filing of a registration statement with the Securities and Exchange Commission to complete any such reorganization, and incurring the time and expense costs that are normally avoided by reverse reorganizations.

Any of these types of transactions, regardless of the particular prospect, would require us to issue a substantial number of shares of our common stock, that could amount to as much as 95% or more of our outstanding voting securities following the completion of any such transaction; accordingly, investments in any such private enterprise, if available, would be much more favorable than any investment in our Company.

Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to, as applicable, an analysis of the quality of the particular business or entity's management personnel; the anticipated acceptability of any new products or marketing concepts that any such business or company may have; the merit of any such business' or company's technological changes; the present financial condition, projected growth potential and available technical, financial and managerial resources of any such business or company; working capital, history of operations and future prospects; the nature of present and expected competition; the quality and experience of any such company's management services and the depth of its management; the business' or the company's potential for further research, development or exploration; risk factors specifically related to the business or company's operations; the potential for growth, expansion and profit of the business or company; the perceived public recognition or acceptance of the company or the business' products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately quantify or analyze, let alone describe or identify, without referring to specific objective criteria of an identified business or company.

Furthermore, the results of operations of any specific business or company may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Also, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness, or the abilities of its management or its business objectives. Additionally, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such enterprise will be unproven, and cannot be predicted with any certainty.

Our Management will attempt to meet personally with management and key personnel of the business or company providing any potential business opportunity afforded to us, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of our management, and the lack of available funds for these purposes, these activities may be limited. See the heading "Business Experience," Part I,
Item 5.

We are unable to predict the time as to when, and if we may actually participate in any specific business endeavor. Our Company anticipates that proposed business ventures will be made available to us through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, we may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which our Company eventually participates. Such persons may include our directors, executive officers and beneficial owners of our securities or their affiliates. In that event, such fees may become a factor in negotiations regarding any potential venture and, accordingly, may present a conflict of interest for such individuals. Management does not presently intend to acquire or merge with any business enterprise in which any member has a prior ownership interest.

Our Company's directors and executive officers have not used any particular consultants, advisors or finders on a regular basis.

Although we currently have no plans to do so, depending on the nature and extent of services rendered, we may compensate members of management in the future for services that they may perform for our Company. Because we currently have extremely limited resources, and because we are unlikely to have any significant resources until we have determined a business or enterprise to engage in or have completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of our common stock to these persons; this would have the effect of further diluting the holdings of our other stockholders. There are presently no preliminary agreements or understandings between us and members of management respecting such compensation. Any shares issued to members of our management, persons who may be deemed to be our "promoters" or "founders," or our "affiliates," could be required to be resold under an effective registration statement filed with the Securities and Exchange Commission in accordance with the so-called "Wulff Letter" that is fully discussed under Part II, Item 4, under the heading "Restrictions on Sales of Certain "Restricted Securities," and which we believe will be liberally construed to promote its purposes as discussed therein. These provisions could further inhibit our ability to complete the acquisition of any business or complete any merger or reorganization with another entity, where finder's or others who may be subject to the interpretations of the Wulff Letter refuse to provide us with any introductions or to close any such transactions unless they are paid requested fees in cash or unless we agree to file a registration statement with the Securities and Exchange Commission that includes any shares that are issued to them at no cost to them. These expenses could limit potential acquisition candidates, especially those in need of cash resources, and could affect the number of shares that our shareholders retain following any such transaction, by reason of the increased expense.

Substantial fees are often paid in connection with the completion of all types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $500,000. These fees are usually divided among promoters or founders or finders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Management may actively negotiate or otherwise consent to the purchase of all or any portion of their common stock as a condition to, or in connection with, a proposed reorganization, merger or acquisition. It is not anticipated that any such opportunity will be afforded to other stockholders or that such other stockholders will be afforded the opportunity to approve or consent to any particular stock buy-out transaction. In the event that any such fees are paid, they may become a factor in negotiations regarding any potential acquisition or merger by our Company and, accordingly, may also present a conflict of interest for such individuals. We have no present arrangements or understandings respecting any of these types of fees or opportunities.
Any of these types of fees that are paid in our common stock could also be subject to the Securities and Exchange Commission's interpretations of the Wulff Letter. All of our shares of common stock that are owned by Michael Vardakis, our current President and a director, and Vincent Lombardi, a principal shareholder, are the subject of a Registration Agreement that we believe conforms with these interpretations of the Wulff Letter, which Messrs. Vardakis and Lombardi have voluntarily executed on the advice of our legal counsel. See Part II, Item 4, under the heading "Restrictions on Sales of Certain Restricted Securities," and Part III, Item 2, specifically, Exhibit 99.

None of our directors, executive officers, founders or their affiliates or associates has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition, reorganization, merger or other business opportunity for our Company; nor are there any similar arrangements with us.

                               Risk Factors

In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, our present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below, among others that cannot now be determined.

Extremely Limited Assets; No Source of Revenue.

We have virtually no assets and have had no profitable operations since inception. We will not receive revenues until we select an industry in which to commence business or complete an acquisition, reorganization or merger, at the earliest. We can provide no assurance that any selected or acquired business will produce any material revenues for us or our stockholders or that any such business will operate on a profitable basis.

We are deemed to be a Blank Check or Shell Company Until We Adopt a Business Plan and Commence Principal Significant Operations.

The limited business operations of ours, as now contemplated, involve those of a blank check or shell company. The only activities to be conducted by our Company are to manage our current limited assets and corporate standing and to seek out and investigate the commencement or the acquisition of any viable business opportunity by purchase and exchange for our securities or pursuant to a reorganization or merger through which our securities will be issued or exchanged.

Discretionary Use of Proceeds; Blank Check or Shell Company.

Because we are not currently engaged in any substantive business activities, as well as management's broad discretion with respect to selecting a business or industry for commencement of operations or completing an acquisition of assets, property or a business, we are deemed to be a blank check or shell company. Although management intends to apply any proceeds that we may receive through the private issuance of stock or debt to a suitable business enterprise, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. We can provide no assurance that any use or allocation of such proceeds will allow us to achieve our business objectives. We will comply with Rule 419 of Regulation C of the Securities and Exchange Commission if we issue stock or debt in a public offering, by depositing proceeds promptly into an escrow account or trust account that provides that the funds would not be released until we provide the purchaser of any such securities with information regarding the business combination and also receive in writing a confirmation regarding his or her decision to invest.

We are not currently engaged in any substantive business activity, and we have no plans to engage in any such activity in the foreseeable future, except the search for a business or an entity to acquire that may be beneficial to us and our stockholders.

When and if we will complete an acquisition is presently unknown, and will depend upon various factors, including but not limited to, funding and its availability; and if and when any potential acquisition may become available to us on terms acceptable to us.

We Will Seek Out Business Opportunities.

Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; we may also advertise our availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger, subject to the limitations on any such advertising that are included in the Securities Act of 1933, as amended (the "Securities Act"), and the General Rules and Regulations of the Securities and Exchange Commission promulgated thereunder.

Absence of Substantive Disclosure Relating to Prospective Acquisitions.

Because we have not yet identified any industry or assets, property or business that we may engage in or acquire, potential investors in our Company will have virtually no substantive information upon which to base a decision of whether to invest in us. Potential investors would have access to significantly more information if we had already identified a potential acquisition, or if the acquisition target had made an offering of its securities directly to the public. We can provide no assurance that any investment in our Company will not ultimately prove to be less favorable than such a direct investment.

Unspecified Industry and Acquired Business; Unascertainable Risks.

To date, we have not identified any particular industry or business in which to concentrate our potential interests. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in any industry or business in which our Company may acquire. To the extent that we may acquire a business in a high risk industry, we will become subject to those risks. Similarly, if we acquire a financially unstable business or a business that is in the early stages of development, we will also become subject to the numerous risks to which those businesses are subject. Although management intends to consider the risks inherent in any industry and business in which we may become involved, there can be no assurance that we will correctly assess such risks.

Uncertain Structure of Acquisition.

Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to engage in or acquire any specific business, assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of a purchase with a funding requirement as a condition precedent to closing, or an exchange of capital stock, a merger or an asset acquisition. However, because our Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock.

Auditor's 'Going Concern' Opinion.

The Report of Independent Registered Public Accounting Firm issued in connection with our audited financial statements for the calendar years ended December 31, 2005 and 2004, expressed "substantial doubt about our ability to continue as a going concern," due to our status as a start-up and our lack of profitable operations. See the Index to Financial Statements, Part F/S of this Registration Statement.

Losses Associated With Startup.

We have not had a profitable operating history. We cannot guarantee that we will become profitable.

Federal and State Restrictions on Blank Check or Shell Companies.

     Federal Restrictions.

Recent amendments to Form 8-K by the Securities and Exchange Commission regarding shell companies and transactions with shell companies require the filing of all information about an acquired company that would have been required to have been filed had any such company filed a Form 10 or 10-SB Registration Statement with the Securities and Exchange Commission, along with required audited, interim and proforma financial statements, within four business days of the closing of any such transaction. These new regulations also deny the use of Form S-8 for the registration of securities of a shell company, and limit the use of this Form to a reorganized shell company until the expiration of 60 days from when any such entity is no longer considered to be a shell company. This prohibition could further restrict opportunities for us to acquire companies that may already have stock option plans in place that cover numerous employees. In such an instance, there may be no exemption from registration for the issuance of securities in any business combination to these employees, thereby necessitating the filing of a registration statement with the Securities and Exchange Commission to complete any such reorganization, and incurring the time and expense costs normally avoided by reverse reorganizations.

The Wulff Letter, as discussed below under Part II, Item 4, under the heading "Restrictions on Sales of Certain Restricted Securities," can restrict the free tradeability of certain shares issued to our promoters or founders or affiliates in any transaction with us to resales pursuant to an effective registration statement filed with the Securities and Exchange Commission. We would expect the definition of these applicable persons to be liberally construed to promote the findings set out in the Wulff Letter. Michael Vardakis and Vincent Lombardi's shares of common stock in our Company are subject to resale under a Registration Agreement that is discussed below under this heading; Mr. Vardakis is one of our directors and executive officers; Mr. Lombardi is a principal stockholder.

If we publicly offer any securities as a condition to the closing of any acquisition, merger or reorganization while we are a blank check or shell company, we will have to fully comply with Rule 419 of the Securities and Exchange Commission and deposit all funds in escrow pending advice about the proposed transaction to our stockholder fully disclosing all information required by Regulation 14 of the Securities and Exchange Commission and seeking the vote and agreement of investment of those stockholders to whom such securities were offered; if no response is received from these stockholders within 45 days thereafter or if any elect not to invest following advice about the proposed transaction, all funds held in escrow must be promptly returned to any such stockholder. All securities issued in any such offering will likewise be deposited in escrow, pending satisfaction of the foregoing conditions. The foregoing is only a brief summary of Rule 419. We do not anticipate making any public offerings of our securities that would come within the context of an offering described in Rule 419.

All of these laws, rules and regulations could severely restrict us from completing the acquisition of any business or any merger or reorganization for the following reasons, among others:

     * The time and expense in complying with any of the foregoing could be prohibitive and eliminate the reasons for a reverse reorganization.

     * Management or others who own or are to receive shares that may be covered by the Wulff Letter may demand registration rights for these shares, and the acquisition candidate may refuse to grant them by reason of the time, cost and expense; or because the filing any such registration statement may be integrated with planned financing options that could prohibit or interfere with such options or such registration statement.

     * Demands for cash in lieu of securities could be too high a cost of dilution to the acquisition candidate, especially when taking into account the dilution that results from the shareholdings that are retained by our shareholders.

     * These costs and expenses, if agreed upon, would no doubt further dilute our shareholders, as any acquisition candidate may not be willing to leave as many shares with our shareholders in any such transaction.

     * An acquisition candidate may demand that outstanding Wulff Letter shares be cancelled, and the holders of these shares could refuse to do so without just compensation, including our current sole director.

     * Finder's and parties who may introduce acquisition candidates would no doubt be unwilling to introduce any such candidates to us if shares issued to them came within the Wulff Letter interpretations and no registration rights were granted, which would substantially restrict our ability to attract such potential candidates.

     State Restrictions.

A total of 36 states prohibit or substantially restrict the registration and sale of blank check or shell companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. We intend to comply fully with all state securities laws, and plan to take the steps necessary to ensure that any future offering of our securities is limited to those states in which such offerings are allowed. However, while we have no substantive business operations and are deemed to a blank check or shell company, these legal restrictions may have a material adverse impact on our ability to raise capital, because potential purchasers of our securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of common stock within the borders of regulating states.

By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of blank check or shell companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

In most jurisdictions, blank check and shell companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under

Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Minnesota, Nebraska and New
York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification via filing of a Form U-7 with the states' securities commissions. Nevertheless, our Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite our status as a blank check or shell company.

The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on our ability to register, offer and sell and/or to develop a secondary market for shares of our common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if we acquire a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

Management to Devote Insignificant Time to Activities of Our Company.

Members of our management are not required to devote their full time to the affairs of our Company. Because of their time commitments, as well as the fact that we have no business operations, the members of our management currently devote one hour a week to the activities of our Company, until such time as we have identified a suitable acquisition target or determined to engage in a particular business or industry and have commenced such operations.

No Market for Common Stock; No Market for Shares.

Although our shares of common stock are currently quoted in the Pink Sheets under the symbol "GLFO," we intend to submit for quotation of our common stock on the OTC Bulletin Board of the NASD before any selection of a business opportunity or a merger or acquisition transaction, and to seek a broker dealer to act as market-maker for our securities (without the use of any consultant), there is currently no market for such shares; there have been no discussions with any broker dealer or any other person in this regard; no market maker has been identified; and there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of our common stock is likely to be very volatile, and numerous factors beyond our control may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our common stock in any market that may develop. Sales of "restricted securities" under Rule 144 or sales of Wulff Letter shares pursuant to registration statements may also have an adverse effect on any market that may develop. See Part II,
Item 4.

The shares of Messrs. Vardakis and Lombardi are subject to resale under a Registration Agreement which is attached as Exhibit 99 to this Registration Statement. Also, Messrs. Vardakis and Lombardi will not be able to sell their shares under Rule 144 or Section 4(1) of the Securities Act, both of which exempt routine trading transactions from the registration requirements of the Securities Act.

Risks of "Penny Stock."

Our common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ- listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years); or $5,000,000 (if in continuous operation for less than three years); or with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act and Rule 15g-2 of the Securities and Exchange Commission require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his, her or its financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor, and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;
(iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

There Has Been No "Established Public Market" for Our Common Stock Since Inception.

At such time as we identify a business opportunity or complete a merger or acquisition transaction, if at all, we may attempt to qualify for quotation on either NASDAQ or a national securities exchange. However, at least initially, any trading in our common stock will most likely be conducted in the over-the-counter market in the Pink Sheets or the OTC Bulletin Board of the NASD. Management intends to submit our securities for quotations on a national medium as soon as is reasonably practicable.

          Principal Products or Services and Their Markets

None; not applicable.

          Distribution Methods of the Products or Services

None; not applicable.

       Status of any Publicly Announced New Product or Service

None; not applicable.

                 Competitive Business Conditions

Management believes that there are literally thousands of blank check or shell companies engaged in endeavors similar to those planned to be engaged in by us; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of our Company or any other entity in the strata of these endeavors; however, our Company, having limited assets and cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by us for the past several years.

  Sources and Availability of Raw Materials and Names of Principal Suppliers

None; not applicable.

              Dependence on One or a Few Major Customers

None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or
                         Labor Contracts

None; not applicable.

    Need for any Governmental Approval of Principal Products or Services

Because we currently produce no products or services, we are not presently subject to any governmental regulation in this regard, except applicable securities laws, rules and regulations, as outlined above and under the heading below. However, in the event that we engage in any business endeavor or complete any merger or acquisition transaction with an entity that engages in governed activities, we will become subject to all governmental approval requirements to which the business or the merged or acquired entity is subject.

     Effect of Existing or Probable Governmental Regulations on Business

The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more. We are a small business issuer.

The Securities and Exchange Commission, state securities commissions and NASAA have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for blank check or shell companies like us, and may make the use of these companies obsolete.

We are also subject to the Sarbanes-Oxley Act of 2002. This Act creates a strong and independent accounting oversight board to oversee the conduct of auditors of public companies and strengthens auditor independence. It also requires steps to enhance the direct responsibility of senior members of management for financial reporting and for the quality of financial disclosures made by public companies; establishes clear statutory rules to limit, and to expose to public view, possible conflicts of interest affecting securities analysts; creates guidelines for audit committee members' appointment, and compensation and oversight of the work of public companies' auditors; prohibits certain insider trading during pension fund blackout periods; and establishes a federal crime of securities fraud, among other provisions.

Section 14(a) of the Exchange Act requires all companies with securities registered pursuant to Section 12(g) of the Exchange Act to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of our Company at a special or annual meeting thereof or pursuant to a written consent will require our Company to provide our stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to our stockholders.

We are also required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Securities Exchange Commission on a regular basis, and will be required to timely disclose certain material events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K12G3.

If we are acquired by a non-"reporting issuer" under the Exchange Act, we will be subject to the "back-door registration" requirements of the Securities and Exchange Commission that will require us to file a Current Report on Form 8-K12G3 that will include all information about such non-"reporting issuer" as would have been required to be filed by that entity had it filed a Form 10 or Form 10-SB Registration Statement with the Securities and Exchange Commission. The Securities and Exchange Commission proposed on April 13, 2004, that any acquisition that will result in our Company no longer being a blank check or shell company will require us to include all information about the acquired company as would have been required to be filed by that entity had it filed a Form 10 or Form 10-SB Registration Statement with the Securities and Exchange Commission.

We are also prohibited from utilizing Form S-8 for the registration of our securities until we have not been a shell company for at least 60 days.

                     Research and Development

None; not applicable.

      Cost and Effects of Compliance with Environmental Laws

None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by us as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to us for acquisition, reorganization or merger.

                       Number of Employees

None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

                         Forward-looking Statements

Statements made in this Registration Statement which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and business of our Company, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may", "would", "could", "should", "expects", "projects", "anticipates", "believes", "estimates", "plans", "intends", "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our Company's operations, products, services and prices.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

                             Plan of Operation

Our plan of operation for the next 12 months is to:(i)consider guidelines of industries in which we may have an interest;(ii) adopt a business plan regarding engaging in the business of any selected industry; and (iii) to commence such operations through funding and/or the acquisition of a "going concern" engaged in any industry selected.

During the next 12 months, our only foreseeable cash requirements will relate to maintaining our good standing or to the payment of our Securities and Exchange filing expenses and associated legal fees, accounting fees and costs incident to reviewing or verifying information about any potential business venture, any of which may be advanced by management or principal stockholders as loans to us. There is no agreement that management will advance these funds. Because we have not determined any business or industry in which our operations will be commenced, and we have not identified any prospective venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. Any such loan will be on terms no less favorable to us than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, we have not actively begun to seek any such venture. No advance or loan from any affiliate will be required to be repaid as a condition to any agreement with future acquisition partners.

When and if a business is commenced or an acquisition is made is presently unknown, and will depend upon various factors, including but not limited to, funding and its availability; and if and when any potential acquisition may become available to us at terms acceptable to us. The estimated costs associated with reviewing and verifying information about a potential business venture would be mainly for due diligence and the legal process, and could cost between $5,000 to $25,000. These funds will either be required to be loaned by management or raised in private offerings; we cannot assure you that we can raise these funds, if needed.

                           Results of Operations

We had no revenues for the periods ended March 31, 2006, and 2005; and incurred net losses of ($1,017) and ($1,364), respectively, during these periods, primarily as a result of legal and accounting expenses.

We have generated no profit since inception. We had a net loss of ($12,417) for the year ended December 31, 2005, and ($9,385) for the year ended December 31, 2004. Cumulative losses as of December 31, 2005 total ($55,540) since our inception on May 9, 1996. Primarily all of these losses are the result of legal and accounting expenses.

                                 Liquidity

At March 31, 2006, we had no cash; and at December 31, 2005, we had $20 cash resources. At December 31, 2005, we owed $42,782 to related parties for money advanced to us or expenses paid on our behalf. $2,600 bears interest at 24% per year, and $3,500 bears interest at 18% per year. The remaining $36,682 bears no interest. Total accrued interest at December 31, 2005, was $4,982.

Item 3.  Description of Property.

We have no assets, property or business; our principal executive office address and telephone number are the office address and telephone number of Michael Vardakis, who is a shareholder, our President and a director, and are provided at no cost.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

              Security Ownership of Certain Beneficial Owners

The following table sets forth the shareholdings of those persons who own more than five percent of our common stock as of the date of this Registration Statement, respectively based upon 1,611,950 shares being outstanding:

                                     Number of Shares    Percentage
Name and Address                    Beneficially Owned    of Class
----------------                    ------------------    --------

Common Stock
------------
Vincent C. Lombardi                      766,975            47.58%
755 East Greg Street #25
Sparks, Nevada 89431

Michael Vardakis                         762,475            47.30%
601 South State Street
Salt Lake City, Utah 84111

                                       ---------            -----
TOTALS:                                1,529,450            94.88%

                     Security Ownership of Management

The following table sets forth the share holdings of management as of the date of this Registration Statement, respectively based upon 1,611,950:

                                     Number of Shares    Percentage
Name and Address                    Beneficially Owned    of Class
----------------                    ------------------    --------

Common Stock
------------
Michael Vardakis                         762,475            47.30%
601 South State Street
Salt Lake City, Utah 84111

Melissa Ladakis                              -0-             0.00%

                                         -------            -----
TOTALS:                                  762,475            47.30%

                            Changes in Control

There are no present arrangements or pledges of our securities which may result in a change in control of our Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

            Identification of Directors and Executive Officers

The following table sets forth the names of all of our current directors and executive officers. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or until their prior resignation or termination.

                                                  Date of Termination
Name                  Held       Designation        or Resignation
----                  ----       -----------        --------------
Michael Vardakis      President,     3/03                 *
                      Director       3/03                 *

Melissa Ladakis       Secretary,     6/96                 *
                      Treasurer,     6/96                 *
                      Director       6/96                 *

     *  These persons presently serves in the capacities indicated.

                            Business Experience

Michael Vardakis, age 40, has served as President and director of us since March 6, 2003. Mr. Vardakis served as Secretary and a director and Treasurer of Asyst Corporation from 2001 to 2004 . Mr. Vardakis is also the President and Treasurer and a director of Syntony Group, Inc., and has held those positions since March 20, 2003. Since 1991, he has been employed as a salesman, and served as the Secretary, for AAA Jewelry & Loan, Inc. ("AAA Jewelry & Loan"), of Salt Lake City, Utah, a closely-held pawn brokerage business managed and co-owned by Terry S. Pantelakis, Mr. Vardakis' father-in-law. Since 1994, Mr. Vardakis has served as an executive officer, a director and a controlling shareholder of Michael Angelo Jewelers, Inc. ("Michael Angelo Jewelers"), Salt Lake City, Utah, a closely-held retail jewelry business that he founded together with Angelo Vardakis, his brother. He has been a manager and a 50% owner of M.N.V. Holdings, LLC, Salt Lake City, Utah, a real estate holding company; from July, 1997 until April, 2002; and since

November, 1997, Mr. Vardakis has been a manager and a member of M.H.A., LLC, Salt Lake City, Utah, a closely- held investment company co-owned together with his brother, Angelo Vardakis, among others. Since June 1996, Mr. Vardakis has served as a director and a controlling shareholder of TMV Holdings, Inc. ("TMV Holdings"), Sparks, Nevada, an investment company that he co-owns with Vincent Lombardi. He has also been a manager and a member of two Salt Lake City, Utah, real estate holding companies, V Financial, LLC, and BNO, LLC, since December 1999 and January 1997, respectively. He attended the University of Utah, Salt Lake City, Utah, from 1983 through 1984.

Melissa Ladakis, age 34, has served as Secretary/Treasurer and director of us since June 28, 1996. Ms. Ladakis has served from 2002 until present as President of The Paper Lady, Inc. She graduated from the University of Utah in 1998 with a Bachelor of Science in Political Science.

               Previous Blank Check or Shell Company Experience

Name of Company               Date of filing          File Number      Status

Amazon Biotech Inc. fka
Asyst, Corp.                    7/19/1999              000-26753       Current

Michael Vardakis was an officer until March of 2004.

Syntony Group, Inc.             4/12/2004              000-50678       Current

Michael Vardakis has been an officer since March of 2003.

                           Significant Employees

We have no employees who are not executive officers.

                           Family Relationships

None.

                 Involvement in Certain Legal Proceedings

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of ours:

(1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

(2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.

The following table sets forth the aggregate compensation paid by us for services rendered during the periods indicated:

                        SUMMARY COMPENSATION TABLE
                                         Long Term Compensation
                 Annual Compensation     Awards          Payouts

(a)         (b)      (c)     (d)     (e)       (f)    (g)       (h)    (i)
                                                      Secur-
                                     Other            ities            All
Name and   Year or                   Annual   Rest-   Under-    LTIP   Other
Principal  Period   Salary  Bonus    Compen-  ricted  lying     Pay-   Comp-
Position   Ended     ($)    ($)      sat'n    Stock   Options   outs   ensat'n
------------------------------------------------------------------------------
Michael    03/31/06     0     0        0         0      0         0       0
Vardakis   12/31/05     0     0        0         0      0         0       0
President  12/31/04     0     0        0         0      0         0       0
and
Director

Melissa    03/31/06     0     0        0         0      0         0       0
Ladakis    12/31/05     0     0        0         0      0         0       0
Sec/Treas  12/31/04     0     0        0         0      0         0       0
and
Director

                       Stock Option and Similar Plans

No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to our management during the period ended March 31, 2006, or the calendar years ended December 31, 2005, or 2004, or to the date hereof. Further, no member of our management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

                         Compensation of Directors

There are no standard arrangements pursuant to which our directors are compensated for any services provided as director. No additional amounts are payable to directors for committee participation or special assignments.

   Employment Contracts and Termination of Employment and Change-in-Control
                               Arrangements

There are no employment contracts, compensatory plans or arrangements, including payments to be received from us, with respect to any director or executive officer of ours which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with our Company, any change in control of our Company, or a change in the person's responsibilities following a change in control of our Company.

                             Code of Ethics

We have not established a Code of Ethics because, due to our lack of operations and the fact that we only have two directors and executive officers, we believe that we are able to effectively manage the issues normally covered by a Code of Ethics. However, we intend to adopt a Code of Ethics once our Registration Statement becomes effective.

                             Audit Committee

We have not established an Audit Committee because, due to our lack of operations and the fact that we only have two directors and executive officers, we believe that we are able to effectively manage the issues normally considered by an audit committee. Following the entry into any business or the completion of any acquisition, merger or reorganization, a further review of this issue will no doubt be necessitated and undertaken by new management.

                         Compensation Committee

We have not established a Compensation Committee because, due to our lack of operations and the fact that we only have two directors and executive officers, we believe that we are able to effectively manage the issues normally considered by a Compensation Committee. Following the entry into any business or the completion of any acquisition, merger or reorganization, a further review of this issue will no doubt be necessitated and undertaken by new management.

               Nominating and Corporate Governance Committee

We have not established a Nominating and Corporate Governance Committee because, due to our lack of operations and the fact that we only have two directors and executive officers, we believe that we are able to effectively manage the issues normally considered by a Nominating and Corporate Governance Committee. Following the entry into any business or the completion of any acquisition, merger or reorganization, a further review of this issue will no doubt be necessitated and undertaken by new management.

Item 7.  Certain Relationships and Related Transactions.

There were no material transactions, or series of similar transactions, during the period ended March 31, 2006, or our last two calendar years ended
December 31, 2005, and 2004, or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director, executive officer or any security holder who is known to our Company to own of record or beneficially own more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Item 8.  Description of Securities.

                               Common Stock

We are authorized to issue 50,000,000 shares of common stock, no par value per share. There are currently 1,611,950 shares of common voting stock issued and outstanding. The holders of our common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of our stockholders.

Our stockholders have no pre-emptive rights to purchase, subscribe for or otherwise acquire shares of stock of the Corporation, rights, warrants or options to purchase stocks or securities of any kind convertible into stock of the Corporation. Our common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of our Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

For additional information regarding our common stock, see our Articles of Incorporation, as amended, that are incorporated herein by reference, in Part III, Item 2.

                             Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, no par value per share, with such rights, privileges and preferences as the Board of Directors may grant by amendment to our Articles of Incorporation.

                 No Outstanding Options, Warrants or Calls

There are no outstanding options, warrants or calls to purchase any of our authorized securities.

                 No Provisions Limiting Change of Control

There is no provision in our Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of our Company.

                                  PART II

Item 1.  Market Price of and Dividends on our Common Equity and
Related Stockholder Matters.

                            Market Information

There has never been any established trading market for our shares of common stock, though our shares of common stock are nominally quoted in the Pink Sheets under the symbol "GLFO." Once this Registration Statement is effective and the Securities and Exchange Commission has indicated to us that they have completed their review process, we intend to submit for quotations of our common stock on the OTC Bulletin Board of the NASD. No assurance can be given that any market for our common stock will develop or be maintained. For any market that develops for our common stock, the sale of restricted securities (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by current stockholders or any other persons to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market, along with sales made pursuant to registration statements filed respecting shares that come within the interpretations of the Wulff Letter or otherwise. See the heading "Recent Sales of Unregistered Securities," Part II, Item 4.

A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning our Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days from the effective date and the continued timely filing by us of all reports required to be filed by us with the Securities and Exchange Commission); limitations on the volume of restricted securities which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale on Form 144.

The shares of Messrs. Vardakis and Lombardi are subject to a Registration Agreement which is attached hereto as Exhibit 99 to this 10-SB Registration Statement. In accordance with this Registration Agreement, Messrs. Vardakis and Lombardi will not be able to sell their holdings pursuant to Rule 144 or
Section 4(1) of the Securities Act in "routine trading transactions," because their public sales, if any, must be made pursuant to an effective registration statement filed with the Securities and Exchange Commission. Any person who acquires any of these securities in a private transaction will be subject to the same resale requirements.

                                  Holders

The number of record holders of our common stock as of the date of this Registration Statement is approximately 40.

                                 Dividends

We have not declared any cash dividends with respect to our common stock, and do not intend to declare dividends in the foreseeable future. The future dividend policy of our Company cannot be ascertained with any certainty, and if and until we determine to engage in any business or we complete any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, our ability to pay dividends on our securities.

                      Resales of "Restricted Securities"

See Part II, Item 4.

Item 2.  Legal Proceedings.

We are not a party to any pending legal proceeding and, to the knowledge of our management; no federal, state or local governmental agency is presently contemplating any proceeding against us. No director, executive officer or affiliate of ours or owner of record or beneficially of more than five percent of our common stock is a party adverse to our Company or has a material interest adverse to us in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no changes in or disagreements with accountants on accounting and financial disclosure.

Item 4.  Recent Sales of Unregistered Securities.

                              Common Stock

                                       Date        Number of    Aggregate
     Name                            Acquired       Shares    Consideration
     ----                            --------       ------    -------------
Issued for Services(1)                4/9/03          50,000      $500

504 Offering (2)                     5/31/96       1,621,000      $811


(1) We issued all of these securities to persons who were "accredited investors," and each had prior access to all material information about us.
We believe that the offer and sale of these securities were exempt from the registration requirements of the Securities Act, pursuant to Sections 4(2) and 4(6) thereof, and Rule 506 of Regulation D of the Securities and Exchange Commission and from various similar state exemptions.

(2) These securities were sold in reliance on Rule 504 of Regulation D of the Securities and Exchange Commission, with our Company having had a business plan and a specific industry in which we intended to and did conduct business operations.

            Restrictions on Sales of Certain "Restricted Securities"

Generally, restricted securities can be resold under Rule 144 once they have been held for at least one year (subparagraph (d) thereof), provided that the issuer of the securities satisfies the "current public information" requirements (subparagraph (c)) of the Rule; no more than 1% of the outstanding securities of the issuer are sold in any three month period (subparagraph (e)); the seller does not arrange or solicit the solicitation of buyers for the securities in anticipation of or in connection with the sale transactions or does not make any payment to anyone in connection with the sales transactions except the broker dealer who executes the trade or trades in these securities (subparagraph (f)); the shares are sold in "broker's transactions" only (subparagraph (g)); the seller files a Notice on Form 144 with the Securities and Exchange Commission at or prior to the sales transactions (subparagraph (h)); and the seller has a bona fide intent to sell the securities within a reasonable time of the filing. Once two years have lapsed, assuming the holder of the securities is not an "affiliate" of the issuer, unlimited sales can be made without further compliance with the terms and provisions of Rule 144. All restricted securities of the Company have been held for in excess of one year.

In January, 2000, Richard K. Wulff, the Chief of the Securities and Exchange Commission's Office of Small Business, wrote a letter to Ken Worm, the Assistant Director of the OTC Compliance Unit of NASD Regulation, Inc. Many members of the securities community have come to refer to that letter as the "Wulff Letter." The full text of the Wulff Letter can be examined in the CCH Federal Securities Law Reporter, 1990-2000 Decisions, Paragraph No. 77,681, issued under the name "NASD Regulation, Inc."

The Wulff Letter was written in response to a request for guidance from Mr. Worm. In his request, Mr. Worm had referred to several situations in which non-affiliate stockholders of blank check or shell companies had sought to treat their shares as free trading or unrestricted securities. As defined in the Wulff Letter, a blank check or shell company is "a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person."

Citing the concerns of the United States Congress and the Securities and Exchange Commission over potential fraud and market manipulations involving blank check or shell companies, the Wulff Letter stated that promoters and affiliates of blank check or shell companies, as well as transferees of their securities, are "underwriters" with respect to such securities. Accordingly, transactions in these companies' securities by promoters, affiliates or their transferees do not fall within the scope of the Rule 144 "safe harbor" resales for securities that have been beneficially owned for at least one year and that satisfy informational and certain other requirements of the Rule, or the
Section 4(1) exemption from registration for resales under the Securities Act, that exempts sales by persons other than "an issuer, underwriter or a dealer." As a result, it is the position of the Securities and Exchange Commission that these securities may be resold by these persons only pursuant to registration under the Securities Act. According to the Wulff Letter, this restriction would continue to apply even after the blank check or shell company completes a merger or acquisition transaction with an operating entity. We take no position as to whether the Securities and Exchange Commission has the authority to abate the exemption from registration under the Securities Act in
Section 4(1), which is a statutory exemption for "routine trading transactions; however, Messrs. Vardakis and Lombardi have agreed not to publicly resell their securities (in any private sale, the purchaser would be required to acknowledge the following restrictions) without registration under the Securities Act; or the receipt of a "no action" letter from the Securities and Exchange Commission indicating that registration is not required and that there is an available exemption from registration under the Securities Act for the resale of these securities; or there is a declaratory judgment by a federal or state court indicating that registration is not required for resale of these securities and that there is an available exemption from registration under the Securities Act for the resale of these securities. Messrs. Vardakis and Lombardi have no current intention to seek any court order respecting the availability of an exemption under the Securities Act to resell their securities. A copy of the Registration Agreement signed by Messrs. Vardakis and Lombardi with us is attached to this Registration Statement an incorporated herein by reference. See Part III, Item 2.

These restrictions will also apply to transferees of Messrs. Vardakis and Lombardi's securities or any securities of persons who may be deemed to be our promoters or "affiliates," too. We believe that this pronouncement will be liberally construed by the Securities and Exchange Commission to promote the concerns set forth in the Wulff Letter. An "affiliate" includes all directors and executive officers of an issuer, along with 10% stockholders, and includes persons controlling, controlled by or under common control of an issuer; a promoter is generally defined as anyone involved in the formation of an issuer, and that may include finder's and others in similar capacities, who introduce acquisition candidates to us.

We also have a Lock-up/Leak-out Agreement for the shares owned by Leonard W,. Burningham, Esq., our legal counsel, that limits the resales to 1/12th of his holdings in any month for one year following the closing of a Reorganization Transaction (as defined therein). That should ensure adequate protection of any market that may exist from any adverse influence from these shares. See
Part III, Item 2.

Item 5.  Indemnification of Directors and Officers.

Section 7-109-102 of the Colorado Code authorizes a Colorado corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless limited by the Articles of Incorporation, Section 7-109-105 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 7-109-107 extends this right to officers of a corporation as well.

Unless limited by the Articles of Incorporation, Section 7-109-103 requires that a corporation indemnify a director who was wholly successful in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Unless limited by the Articles of Incorporation, Section 7-109-107 extends this protection to officers of a corporation as well.

Pursuant to Section 7-109-104, a corporation may advance a director's expenses incurred in defending any action or proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 7-109-102. Unless limited by the Articles of Incorporation, Section 7-109-107 extends this protection to officers of a corporation as well.

Regardless of whether a director, officer, employee or agent has the right to indemnity under the Colorado Code, Section 7-109-108 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

Section 7-109-109 provides that any provision in the Articles of Incorporation that is inconsistent with these provisions shall be unenforceable to the extent of any such inconsistency with the provisions of Sections 7-109-102 through 7-109-108, inclusive.

Our Articles of Incorporation do not limit the Colorado Code indemnification provisions, as set forth in Article XIII of our Articles of Incorporation that are attached hereto as Exhibit 3.1. See Part III, Item 1, for a complete description of these indemnification provisions, which are incorporated herein by reference.

Article IX of our Bylaws reiterates the provisions of the Colorado Code, and extends this protection to officers and employees of the Company. Article
IX also provides that a judgment or conviction, whether based upon a plea of guilty or nolo contendere or its equivalent, or after trial, shall not in and of itself be deemed to be an adjudication that such director, officer or employee is liable to us for negligence or misconduct in the performance of his or her duties. This determination can be made, at the option of the director, officer or employee seeking indemnification in any of the following manners:

          * order of the court or administrative agency having jurisdiction of the action, suit or proceeding;

          * resolution of a majority of the non-interested members of the Board of Directors;

          * if there is no quorum after excluding interested directors, by independent legal counsel in a written opinion; or

          *     by the stockholders.


                                PART F/S

                          GULF & ORIENT
                     STEAMSHIP COMPANY, LTD.

                       FINANCIAL STATEMENTS

                    December 31, 2005 and 2004

                             CONTENTS

                                                              PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING  FIRM .       F-2

BALANCE SHEET. . . . . . . . . . . . . . . . . . . . . . .       F-3

STATEMENTS OF OPERATIONS . . . . . . . . . . . . . . . . .       F-4

STATEMENTS OF SHAREHOLDERS' DEFICIT. . . . . . . . . . . .       F-5

STATEMENTS OF CASH FLOWS . . . . . . . . . . . . . . . . .       F-6

NOTES TO FINANCIAL STATEMENTS. . . . . . . . . . . . . . .       F-7

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM





Officers and Directors
Gulf & Orient Steamship Company, Ltd.
Salt Lake City, Utah

We have audited the accompanying balance sheet of Gulf & Orient Steamship Company, Ltd. (a Colorado development stage enterprise) as of December 31, 2005, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2005 and 2004, and for the period of May 6, 1996 (date of inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board ( United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gulf & Orient Steamship Company, Ltd. as of December 31, 2005, and the results of its operations, stockholders' deficit, and its cash flows for the years ended December 31, 2005 and 2004, and for the period of May 9, 1996 (date of inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has a working capital deficit of $56,229 and an accumulated deficit of $60,510 at December 31, 2005 and has no operations.
The Company has suffered losses and has a substantial need for working capital. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in
Note 6 to the financial statements. The accompanying financial statements do not include any adjustments that may result from the outcome of this uncertainty.



                            /s/ Child, Van Wagoner & Bradshaw, PLLC
                                             Certified Public Accountants
Salt Lake City, Utah
April 18, 2006

              GULF & ORIENT STEAMSHIP COMPANY, LTD.
                  (A Development Stage Company)

                          BALANCE SHEET



                                                   December 31,
                                                       2005
ASSETS
CURRENT ASSETS
  Cash                                            $         20
                                                  ------------
      TOTAL CURRENT ASSETS                                  20
                                                  ------------
                                                  $         20
                                                  ============
LIABILITIES AND
SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
  Accounts payable                                $     13,467
  Payable - related parties (Note 4)                    42,782
                                                  ------------
      TOTAL CURRENT LIABILITIES                         56,249
                                                  ------------

      TOTAL LIABILITIES                                 56,249
                                                  ------------
SHAREHOLDERS' DEFICIT

  Preferred stock no par value, non-voting,
   5,000,000 shares authorized; 0 shares issued
   and outstanding                                           0

  Common stock no par value, 50,000,000
   shares authorized; 1,611,950 shares issued
   and outstanding                                       4,281
  Deficit accumulated during development stage        (60,510)
                                                  ------------
      TOTAL SHAREHOLDERS' DEFICIT                      (56,229)
                                                  ------------
                                                  $         20
                                                  ============

                See Notes to Financial Statements.

              GULF & ORIENT STEAMSHIP COMPANY, LTD.
                  (A Development Stage Company)


                    STATEMENTS  OF OPERATIONS


                                                                 Period
                                                                  from
                                                                 5/9/96
                                                                (Date of
                                     Years ended December 31, inception) to
                                        2005         2004       12/31/2005

Income                               $         0 $          0  $         0
                                     ----------- ------------  -----------
Expenses:
  General and Administrative expenses      8,813        8,761       50,558
  Interest expense                         3,604          624        4,982
                                     ----------- ------------  -----------
                                          12,417        9,385       55,540
                                     ----------- ------------  -----------
(LOSS) BEFORE TAXES                      (12,417)      (9,385)     (55,540)

PROVISION FOR INCOME TAXES                     0            0            0
                                     ----------- ------------  -----------
NET (LOSS)                           $   (12,417)$     (9,385) $   (55,540)
                                     =========== ============  ===========
(LOSS) PER COMMON SHARE
Basic and diluted net (loss) per
weighted average common share
outstanding                          $      (.00)$       (.00)
                                     =========== ============
Weighted average number of common
shares outstanding                     1,646,396    1,671,000
                                     =========== ============

                See Notes to Financial Statements.

              GULF & ORIENT STEAMSHIP COMPANY, LTD.
                  (A Development Stage Company)

               STATEMENTS OF SHAREHOLDERS' DEFICIT
 Period from May 9, 1996 (date of inception) to December 31, 2005


                                                                   Deficit
                                                                  Accumulated
                                                                    During
                          Preferred Stock      Common Stock       Development
                         Shares     Amount  Shares      Amount       Stage
Balances at May 9, 1996         0  $     0          0 $     0    $         0
  Issuance of stock for
  cash at $.01 per
  share 5/16/96           300,000    3,000
  Issuance of stock to
  the public for cash
  at $.0005 per share
  5/31/96                                   1,621,000     811
  Stock cancelled        (300,000)  (3,000)             3,000
  Net loss for the period                                             (5,636)
                         --------  -------  ---------  ------    -----------
Balances at
December 31, 1996               0        0  1,621,000   3,811         (5,636)
  Net loss for the year                                               (5,699)
                         --------  -------  ---------  ------    -----------
Balances at
December 31, 1997               0        0  1,621,000   3,811        (11,335)
  Net loss for the year                                               (3,995)
                         --------  -------  ---------  ------    -----------
Balances at
December 31, 1998               0        0  1,621,000   3,811        (15,330)
  Net loss for the year                                               (4,055)
                         --------  -------  ---------  ------    -----------
Balances at
December 31, 1999               0        0  1,621,000   3,811        (19,385)
  Net loss for the year                                                 (147)
                         --------  -------  ---------  ------    -----------
Balances at
December 31, 2000               0        0  1,621,000   3,811        (19,532)
  Net loss for the year                                               (2,896)
                         --------  -------  ---------  ------    -----------
Balances at
December 31, 2001               0        0  1,621,000   3,811        (22,428)
  Net loss for the year                                               (2,861)
                         --------  -------  ---------  ------    -----------
Balances at
December 31, 2002               0        0  1,621,000   3,811        (25,289)
  Issuance of stock for
  services at $.01
  per share April 9, 2003                      50,000     500
  Net loss for the year                                               (8,449)
                         --------  -------  ---------  ------    -----------
Balances at
December 31, 2003               0        0  1,671,000   4,311        (33,738)
  Net loss for the year                                               (9,385)
                         --------  -------  ---------  ------    -----------
Balances at
December 31, 2004               0        0  1,671,000   4,311        (43,123)
  Purchase and cancel
  treasury stock                              (59,050)    (30)        (4,970)
  Net loss for the year                                              (12,417)
                         --------  -------  ---------  ------    -----------
Balances at
December 31, 2005               0  $     0  1,611,950  $4,281    $   (60,510)
                         ========  =======  =========  ======    ===========

                See Notes to Financial Statements.

              GULF & ORIENT STEAMSHIP COMPANY, LTD.
                  (A Development Stage Company)

                     STATEMENTS OF CASH FLOWS

                                                                 Period
                                                                  from
                                                                 5/9/96
                                                                (Date of
                                     Years ended December 31, inception) to
                                        2005         2004       12/31/2005


OPERATING ACTIVITIES
Net (loss)                          $  (12,417)  $     (9,385)  $    (55,540)
Adjustments to reconcile net (loss)
 to net cash provided (required) by
 operating activities
  Stock issued for expenses                  0              0            500
  Interest expense                       3,604            624          4,982
Changes in assets and liabilities
  Accounts payable                       5,272          3,606         13,467
  Payable - related parties              8,500          5,160         37,800
                                    ----------   ------------   ------------
NET CASH PROVIDED (REQUIRED)
BY OPERATING ACTIVITIES                  4,959              5          1,209

FINANCING ACTIVITIES
  Stock sold                                 0              0          3,811
  Purchase treasury stock               (5,000)             0         (5,000)
                                    ----------   ------------   ------------
NET CASH PROVIDED (REQUIRED)
BY FINANCING ACTIVITIES                 (5,000)             0         (1,189)
                                    ----------   ------------   ------------
NET INCREASE (DECREASE)
IN CASH                                    (41)             5             20

CASH AT BEGINNING
OF PERIOD                                   61             56              0
                                    ----------   ------------   ------------
CASH AT END OF PERIOD               $       20   $         61   $         20
                                    ==========   ============   ============
Cash paid for
Interest                            $        0   $          0   $          0
Income taxes                                 0              0              0


                See Notes to Financial Statements.

              GULF & ORIENT STEAMSHIP COMPANY, LTD.
                  (A Development Stage Company)


                  NOTES TO FINANCIAL STATEMENTS
                    December 31, 2005 and 2004


NOTE 1:  SUMMARY OF HISTORY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
The Company was incorporated in the State of Colorado on May 9, 1996. The Company originally intended to engage in the business of marine transportation. These plans did not materialize.

Development Stage Company
The financial statements present the Company as a development stage company because of its short operating history. The Company is looking for business opportunities.

Income Taxes
The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition
Revenue is recognized on the accrual method of accounting.

Income (Loss) Per Common Share
Income (Loss) per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the periods presented.

NOTE 2: INCOME TAXES

At December 31, 2005, the Company has a net operating loss carryover of $55,540 which expires as follows:

            Year ended                Amount       Federal Expiration Date

          December 31, 1996   $          5,636     December 31, 2011
          December 31, 1997              6,232     December 31, 2012
          December 31, 1998              3,462     December 31, 2018
          December 31, 1999              4,055     December 31, 2019
          December 31, 2000                147     December 31, 2020
          December 31, 2001              2,896     December 31, 2021
          December 31, 2002              2,861     December 31, 2022
          December 31, 2003              8,449     December 31, 2023
          December 31, 2004              9,385     December 31, 2024
          December 31, 2005             12,417     December 31, 2025
                              ----------------
                              $         55,540
                              ================

However, due to the fact that the Company will most likely enter a new line of business and has had a change in control, the loss will most likely never be utilized.

              GULF & ORIENT STEAMSHIP COMPANY, LTD.
                  (A Development Stage Company)

            NOTES TO FINANCIAL STATEMENTS (continued)
                    December 31, 2005 and 2004


NOTE 2:  INCOME TAXES (continued)

At December 31, 2005, the Company has a deferred tax asset in the amount of $18,884. The amount has been reserved 100% due to the Company's history of losses.

The increase in the valuation allowance was $4,222 and $3,191 for the years ended December 31, 2005 and 2004 respectively.

Components of income tax are as follows:
                      2005         2004
   Current
    Federal       $         0 $            0
    State                   0              0
                  ----------- --------------
                            0              0
   Deferred                 0              0
                  ----------- --------------
                  $         0 $            0
                  =========== ==============

A reconciliation of the provision for income tax expense with the expected income tax computed by applying the federal statutory income tax to income before provision for income taxes is as follows:
                                        2005            2004
   Income tax computed at
    Federal statutory tax rate        $  (4,222)    $    (3,191)
   Deferred taxes and other               4,222           3,191
   State taxes (net of federal
    benefit)                                  0               0
                                      ---------     -----------
                                      $       0     $         0
                                      =========     ===========

NOTE 3:  COMMITMENTS, CONTINGENCIES AND LEGAL MATTERS

Management of the Company has conducted a diligent search and concluded that there were no commitments, contingencies or legal matters pending at the balance sheet date that have not been disclosed.

NOTE 4:  ACCOUNTS PAYABLE - RELATED PARTIES

At December 31, 2005, the Company owed $42,782 to related parties for money advanced to the Company or expenses paid on behalf of the Company. $2,600 bears interest at 24% per year, and $3,500 bears interest at 18% per year. Total accrued interest at December 31, 2005 was $4,982.

The Company also owes $5,000 to a related party. The $5,000 was due on October 13, 2005 and accrues a total interest of $2,500 on that date. The $5,000 is convertible to common stock at $.07 per share, which is not less than the fair market value of the stock on the date the loan was made. The $2,500 interest on the note is also convertible to common stock at $.07 per share which is not less than the fair market value of the stock on the date the loan was made.

NOTE 5:  STOCK TRANSACTIONS

The Company raised $811 from various individuals from the sale of its common stock. Form "D" was filed with the Securities and Exchange Commission to report the sales. $3,000 was also raised from the sale of preferred stock. The preferred stock was later cancelled during an ownership change of the Company. 50,000 shares were issued in 2003 for services of $500.

              GULF & ORIENT STEAMSHIP COMPANY, LTD.
                  (A Development Stage Company)

            NOTES TO FINANCIAL STATEMENTS (continued)
                    December 31, 2005 and 2004

NOTE 5:  STOCK TRANSACTIONS (continued)

In April, 2005, the Company purchased and retired 59,050 shares of its common stock. The Company paid $5,000 for the shares.

The preferred stock has the following preferences: [a] the stock is non-voting; [b] holders of the stock have the right to receive a mandatory dividend of 10% of the Company's adjusted gross profit as reflected on the annual tax return, and the dividend is to be paid within ten days of the filing of the tax return (to date no dividends have been required to be paid); [c] upon dissolution or winding up of the Company, 10% of the Company's assets shall be distributed to the holders of the preferred stock prior to division and distribution of assets to the holders of the Company's common stock.

NOTE 6:  GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. At December 31, 2005, the Company has an accumulated deficit of $60,510 and a working capital deficit of $56,229.

The Company's continued existence is dependent on its ability to generate sufficient cash flow to cover operating expenses and to invest in future operations. Management has prepared the following plan to address the Company's ability to continue as a going concern:

The Company is looking for business opportunities. If none are found the Company will look to related parties to fund continuing operations.

                          GULF & ORIENT
                     STEAMSHIP COMPANY, LTD.

                       FINANCIAL STATEMENTS

                     March 31, 2006 and 2005

                             CONTENTS

                                                              PAGE

BALANCE SHEET. . . . . . . . . . . . . . . . . . . . . . .       F-2

STATEMENTS OF OPERATIONS . . . . . . . . . . . . . . . . .       F-3

STATEMENTS OF CASH FLOWS . . . . . . . . . . . . . . . . .       F-4

NOTES TO FINANCIAL STATEMENTS. . . . . . . . . . . . . . .       F-5

              GULF & ORIENT STEAMSHIP COMPANY, LTD.
                  (A Development Stage Company)

                          BALANCE SHEET
                           (Unaudited)



                                                     March 31,
                                                       2006
ASSETS
CURRENT ASSETS
  Cash                                             $        0
                                                   ----------
       TOTAL CURRENT ASSETS                                 0
                                                   ----------
                                                   $        0
                                                   ==========
LIABILITIES AND
SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
  Bank overdraft                                  $        38
   Accounts payable                                    12,582
  Payable - related parties (Note 4)                   44,626
                                                   ----------

       TOTAL CURRENT LIABILITIES                       57,246
                                                   ----------

       TOTAL LIABILITIES                               57,246

SHAREHOLDERS' DEFICIT

  Preferred stock no par value, non-voting,
   5,000,000 shares authorized; 0 shares issued
   and outstanding                                          0

  Common stock no par value, 50,000,000
   shares authorized; 1,611,950 shares issued
   and outstanding                                      4,281
  Deficit accumulated during development stage        (61,527)
                                                   ----------
           TOTAL SHAREHOLDERS' DEFICIT                (57,246)
                                                   ----------
                                                   $        0
                                                   ==========

           See Notes to Unaudited Financial Statements.

              GULF & ORIENT STEAMSHIP COMPANY, LTD.
                  (A Development Stage Company)


                    STATEMENTS  OF OPERATIONS
                           (Unaudited)



                                                                   Period
                                                                    from
                                                                   5/9/96
                                             Three months        (Date of
                                            ended March 31,     inception) to
                                          2006          2005       3/31/2006

Income                                $           0 $         0  $         0
                                      ------------- -----------  -----------
Expenses:
  General and Administrative expenses           708       1,139       51,266
  Interest expense                              309         225        5,291
                                      ------------- -----------  -----------
                                              1,017       1,364       56,557
                                      ------------- -----------  -----------
(LOSS) BEFORE TAXES                          (1,017)     (1,364)     (56,557)

PROVISION FOR INCOME TAXES                        0           0            0
                                      ------------- -----------  -----------
NET (LOSS)                            $      (1,017)$    (1,364) $   (56,557)
                                      ============= ===========  ===========
(LOSS) PER COMMON SHARE
Basic and diluted net (loss) per
weighted average common share
outstanding                           $        (.00)$      (.00)
                                      ============= ===========
Weighted average number of common
shares outstanding                        1,611,950   1,671,000
                                      ============= ===========

           See Notes to Unaudited Financial Statements.

              GULF & ORIENT STEAMSHIP COMPANY, LTD.
                  (A Development Stage Company)


                     STATEMENTS OF CASH FLOWS
                           (Unaudited)



                                                                   Period
                                                                    from
                                                                   5/9/96
                                             Three months        (Date of
                                            ended March 31,     inception) to
                                          2006          2005       3/31/2006

OPERATING ACTIVITIES
  Net (loss)                         $   (1,017)  $    (1,364)    $  (56,557)
Adjustments to reconcile net (loss)
to net cash provided (required) by
operating activities
  Stock issued for expenses                   0             0            500
  Interest expense                          309           225          5,291
Changes in assets and liabilities
  Accounts payable                         (885)       (1,273)        12,582
  Payable - related parties               1,535         2,500         39,335
                                      ---------    ----------     ----------
NET CASH PROVIDED (REQUIRED)
BY OPERATING ACTIVITIES                     (58)           88          1,151

FINANCING ACTIVITIES
  Stock sold                                  0             0          3,811
  Purchase treasury stock                     0             0         (5,000)
                                      ---------    ----------     ----------
NET CASH PROVIDED (REQUIRED)
BY FINANCING ACTIVITIES                       0             0         (1,189)
                                      ---------    ----------     ----------
NET INCREASE (DECREASE)
IN CASH                                     (58)           88            (38)

CASH AT BEGINNING
OF PERIOD                                    20            61              0
                                      ---------    ----------     ----------
CASH AT END OF PERIOD                 $     (38)   $      149     $      (38)
                                      =========    ==========     ==========
Cash paid for
Interest                              $       0    $        0     $        0
Income taxes                                  0             0              0

           See Notes to Unaudited Financial Statements.

              GULF & ORIENT STEAMSHIP COMPANY, LTD.
                  (A Development Stage Company)


             NOTES TO UNAUDITED FINANCIAL STATEMENTS
                     March 31, 2006 and 2005


NOTE 1:  SUMMARY OF HISTORY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
The Company was incorporated in the State of Colorado on May 9, 1996. The Company originally intended to engage in the business of marine transportation. These plans did not materialize.

Development Stage Company
The financial statements present the Company as a development stage company because of its short operating history. The Company is looking for business opportunities.

Income Taxes
The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition
Revenue is recognized on the accrual method of accounting.

Income (Loss) Per Common Share
Income (Loss) per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the periods presented.

NOTE 2:  INCOME TAXES

At December 31, 2005, the Company has a net operating loss carryover of $55,540 which expires as follows:

            Year ended               Amount       Federal Expiration Date

          December 31, 1996   $          5,636     December 31, 2011
          December 31, 1997              6,232     December 31, 2012
          December 31, 1998              3,462     December 31, 2018
          December 31, 1999              4,055     December 31, 2019
          December 31, 2000                147     December 31, 2020
          December 31, 2001              2,896     December 31, 2021
          December 31, 2002              2,861     December 31, 2022
          December 31, 2003              8,449     December 31, 2023
          December 31, 2004              9,385     December 31, 2024
          December 31, 2005             12,417     December 31, 2025
                                 -------------
                                 $      55,540
                                 =============

However, due to the fact that the Company will most likely enter a new line of business and has had a change in control, the loss will most likely never be utilized.

              GULF & ORIENT STEAMSHIP COMPANY, LTD.
                  (A Development Stage Company)


       NOTES TO UNAUDITED FINANCIAL STATEMENTS (continued)
                     March 31, 2006 and 2005


NOTE 2:  INCOME TAXES (continued)

At March 31, 2006, the Company has a deferred tax asset in the amount of $19,229. The amount has been reserved 100% due to the Company's history of losses.

The increase in the valuation allowance was $345 and $464 for the quarters ended March 31, 2006 and 2005 respectively.

Components of income tax are as follows:
                                2006         2005
   Current
    Federal                $          0 $        0
    State                             0          0
                           ------------ ----------
                                      0          0
   Deferred                           0          0
                           ------------ ----------
                           $          0 $        0
                           ============ ==========

A reconciliation of the provision for income tax expense with the expected income tax computed by applying the federal statutory income tax to income before provision for income taxes is as follows:

                                       2006              2005
   Income tax computed at
    Federal statutory tax rate        $      (345)   $     (464)
   Deferred taxes and other                   345           464
   State taxes (net of federal
    benefit)                                    0             0
                                      -----------    ----------
                                      $         0    $        0
                                      ===========    ==========

NOTE 3:  COMMITMENTS, CONTINGENCIES AND LEGAL MATTERS

Management of the Company has conducted a diligent search and concluded that there were no commitments, contingencies or legal matters pending at the balance sheet date that have not been disclosed.

NOTE 4:  ACCOUNTS PAYABLE - RELATED PARTIES

At March 31, 2006, the Company owed $44,626 to related parties for money advanced to the Company or expenses paid on behalf of the Company. $2,600 bears interest at 24% per year, and $3,500 bears interest at 18% per year. Total accrued interest at March 31, 2006 is $5,291.

The Company also owes $5,000 to a related party. The $5,000 was due on October 13, 2005 and accrues a total interest of $2,500 on that date. The $5,000 is convertible to common stock at $.07 per share, which is not less than the fair market value of the stock on the date the loan was made. The $2,500 interest on the note is convertible to common stock at $.07 per share which is not less than the fair market value of the stock on the date the loan was made.

NOTE 5:  STOCK TRANSACTIONS

The Company raised $811 from various individuals from the sale of its common stock. Form "D" was filed with the Securities and Exchange Commission to report the sales. $3,000 was also raised from the sale of preferred stock. The preferred stock was later cancelled during an ownership change of the Company. 50,000 shares were issued in 2003 for services of $500.

              GULF & ORIENT STEAMSHIP COMPANY, LTD.
                  (A Development Stage Company)

       NOTES TO UNAUDITED FINANCIAL STATEMENTS (continued)
                    December 31, 2005 and 2004

NOTE 5:  STOCK TRANSACTIONS (continued)

In April, 2005, the Company purchased and retired 59,050 shares of its common stock. The Company paid $5,000 for the shares.

The preferred stock has the following preferences: [a] the stock is non-voting; [b] holders of the stock have the right to receive a mandatory dividend of 10% of the Company's adjusted gross profit as reflected on the annual tax return, and the dividend is to be paid within ten days of the filing of the tax return (to date no dividends have been required to be paid); [c] upon dissolution or winding up of the Company, 10% of the Company's assets shall be distributed to the holders of the preferred stock prior to division and distribution of assets to the holders of the Company's common stock.

NOTE 6:  GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. At March 31, 2006, the Company has an accumulated deficit of $61,527 and a working capital deficit of $57,246.

The Company's continued existence is dependent on its ability to generate sufficient cash flow to cover operating expenses and to invest in future operations. Management has prepared the following plan to address the Company's ability to continue as a going concern:

The Company is looking for business opportunities. If none are found the Company will look to related parties to fund continuing operations.

                             PART III

Item 1.   Index to Exhibits.

The following Exhibits are filed as a part of this initial Registration
Statement.

Item 2.   Description of Exhibits.

Exhibit
Number           Description
-------          -----------

  3.1            Articles of Incorporation Filed May 9, 1996

  3.2            By-Laws

 99.1            Registration Agreement of Michael Vardakis and Vincent
                 Lombardi

 99.2            Lock-up/Leak-out of Leonard W. Burningham, Esq.

                            SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized.


                                        GULF & ORIENT STEAMSHIP COMPANY, LTD.


Date: 05/31/2006                        By:/s/Michael Vardakis
      ----------                           -----------------------
                                           Michael Vardakis
                                           President and Director


Date: 06/06/2006                        By:/s/Melissa Ladakis
      ----------                           -----------------------
                                           Melissa Ladakis
                                           Secretary/Treasurer and Director